UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May, 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Director/PDMR Shareholding'


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.14R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


  1.  Name of the issuer                   2.  State whether the notification
                                               relates to (i) a transaction
                                               notified in accordance with
                                               DR3.1.4R(1)(a)
      PEARSON PLC


                                               (ii) DR3.1.4(R)(1)(b) a
                                               disclosure made in accordance
                                               with section324 (as extended by
                                               section328) of the Companies Act
                                               1985; or

                                               both (i) and (ii)

                                               BOTH (i) AND (ii)


  3.  Name of person discharging           4.  State whether notification
      managerial responsibilities/             relates to a person connected
      director                                 with a person discharging
                                               managerial responsibilities/
                                               director named in 3and identify
                                               the connected person


      DAVID BELL                               N/A


  5.  Indicate whether the notification    6   Description of shares (including
      is in respect of a holding of the        class), debentures or derivatives
      person referred to in 3or 4above         or financial instruments relating
      or in respect of a non-beneficial        to shares
      interest1


      HOLDING                                  ORDINARY 25P EACH


  7.  Name of registered shareholder(s)    8.  State the nature of the
      and, if more than one, the number        transaction
      of shares held by each of them


      DAVID BELL                               AWARD OF 821 OPTIONS UNDER THE
                                               COMPANY'S WORLDWIDE SAVE FOR
                                               SHARES PLAN


  9   Number of shares, debentures or     10.  Percentage of issued class
      financial instruments relating to        acquired (treasury shares of that
      shares acquired                          class should not be taken into
                                               account when calculating
                                               percentage)


      N/A                                      N/A


 11.  Number of shares, debentures or     12.  Percentage of issued class
      financial instruments relating to        disposed (treasury shares of that
      shares disposed N/A                      class should not be taken into
                                               account when calculating
                                               percentage) N/A



 13.  Price per share or value of         14.  Date and place of transaction
      transaction


      N/A                                      N/A


 15.  Total holding following             16.  Date issuer informed of
      notification and total percentage        transaction
      holding following notification
      (any treasury shares should not be
      taken into account when
      calculating percentage)


      N/A                                      N/A



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



 17.  Date of grant                        18.  Period during which or date on
                                                which it can be exercised


      4 MAY 2007                                1 AUGUST 2010 - 31 JANUARY 2011


 19.  Total amount paid (if any) for       20.  Description of shares or
      grant of the option                       debentures involved (class and
                                                number)

      NIL                                       821 OPTIONS OVER ORDINARY SHARES
                                                OF 25P EACH


 21.  Exercise price (if fixed at time of  22.  Total number of shares or
      grant) or indication that price is        debentures over which options
      to be fixed at the time of exercise       held following notification


      690.4P                                    144,625


 23.  Any additional information           24.  Name of contact and telephone
                                                number for queries:

      N/A                                       STEPHEN JONES,
                                                DEPUTY SECRETARY,
                                                020 7010 2257.


Name and signature of duly authorised officer of issuer responsible for making notification


STEPHEN JONES
DEPUTY SECRETARY

Date of notification ___8 MAY 2007________________________________________




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.14R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.


  1.  Name of the issuer                   2.  State whether the notification
                                               relates to (i) a transaction
                                               notified in accordance with
                                               DR3.1.4R(1)(a)


      PEARSON PLC


                                               (ii) DR3.1.4(R)(1)(b) a
                                               disclosure made in accordance
                                               with section324 (as extended by
                                               section328) of the Companies Act
                                               1985; or


                                               both (i) and (ii)


                                               BOTH (i) AND (ii)


  3.  Name of person discharging           4.  State whether notification
      managerial responsibilities/             relates to a person connected
      director                                 with a person discharging
                                               managerial responsibilities/
                                               director named in 3and identify
                                               the connected person


      RONA FAIRHEAD                            N/A


  5.  Indicate whether the notification    6   Description of shares (including
      is in respect of a holding of the        class), debentures or derivatives
      person referred to in 3or 4above         or financial instruments relating
      or in respect of a non-beneficial        to shares
      interest1


      HOLDING                                  ORDINARY 25P EACH


  7.  Name of registered shareholder(s)    8.  State the nature of the
      and, if more than one, the number        transaction
      of shares held by each of them


      RONA FAIRHEAD                            AWARD OF 2,371 OPTIONS UNDER THE
                                               COMPANY'S WORLDWIDE SAVE FOR
                                               SHARES PLAN


  9   Number of shares, debentures or     10.  Percentage of issued class
      financial instruments relating to        acquired (treasury shares of that
      shares acquired                          class should not be taken into
                                               account when calculating
                                               percentage)


      N/A                                      N/A


 11.  Number of shares, debentures or     12.  Percentage of issued class
      financial instruments relating to        disposed (treasury shares of that
      shares disposed N/A                      class should not be taken into
                                               account when calculating
                                               percentage) N/A



 13.  Price per share or value of         14.  Date and place of transaction
      transaction


      N/A                                      N/A


 15.  Total holding following             16.  Date issuer informed of
      notification and total percentage        transaction
      holding following notification
      (any treasury shares should not be
      taken into account when
      calculating percentage)


      N/A                                      N/A



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


 17.  Date of grant                        18.  Period during which or date on
                                                which it can be exercised


      4 MAY 2007                                1 AUGUST 2012 - 31 JANUARY 2013


 19.  Total amount paid (if any) for       20.  Description of shares or
      grant of the option                       debentures involved (class and
                                                number)


      NIL                                       2,371 OPTIONS OVER ORDINARY
                                                SHARES OF 25P EACH


 21.  Exercise price (if fixed at time of  22.  Total number of shares or
      grant) or indication that price is        debentures over which options
      to be fixed at the time of exercise       held following notification

      690.4P                                    64,275



 23.  Any additional information           24.  Name of contact and telephone
                                                number for queries:


      N/A                                       STEPHEN JONES,
                                                DEPUTY SECRETARY,
                                                020 7010 2257.



Name and signature of duly authorised officer of issuer responsible for making notification


STEPHEN JONES
DEPUTY SECRETARY


Date of notification ___8 MAY 2007________________________________________


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 08 May 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary